UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2026

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

4Q25 — P-78 First oil in December 2025, in the Búzios Field Production and Sales Report 4Q25 I 2 DISCLAIMER Table of contents Highlights 2025 4 Our Operating Results 9 Exploration and Production 9 Refining, Transportation & Marketing 11 Gas and Low Carbon Energies 15 Atmospheric Emissions 17 Exhibits 19 EXHIBIT I - CONSOLIDATED SALES VOLUME 19 EXHIBIT II - NET IMPORTS AND EXPORTS 19 EXHIBIT III - OIL EXPORTS 20 EXHIBIT IV - OIL PRODUCTS EXPORTS 21 Glossary 22 Production and Sales Report 4Q25 I 3 DISCLAIMER Disclaimer This report may contain forward-looking statements about future events. Such forecasts reflect only the expectations of the company's management about future economic conditions, as well as the company's industry, performance and financial results, among others. The terms "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should", as well as other similar terms, are intended to identify such forecasts, which, of course, involve risks and uncertainties foreseen or not foreseen by the company and, consequently, are not guarantees of the company's future results. Therefore, future results of the company's operations may differ from current expectations, and the reader should not rely solely on the information contained herein. The company undertakes no obligation to update the presentations and forecasts in the light of new information or future developments. The figures reported for 1Q26 onwards are estimates or targets. The operating data contained in this report has not been audited by the independent auditor. Production and Sales Report 4Q25 I 4 HIGHLIGHTS 2025 2,152 2,396 512 564 34 30 2024 2025 Total Own ProductionMboed Oil Gas Oil and Gas - abroad 2,698 2,990 Highlights 2025 Our total oil and natural gas production exceeded the upper limit of the target (+4%) by 2.8 p.p., reaching 2.99 million barrels of oil equivalent per day (boed), representing an 11% increase over 2024 production. Commercial oil and natural gas production reached 2.62 million boed, exceeding the upper limit of the planned target (+4%) by 0.9 p.p.. Main drivers for increased production in 2025: • Increased production capacity of FPSOs Almirante Tamandaré and Marechal Duque de Caxias; • Maintaining peak production at FPSO Sepetiba; • Ramp-up of FPSOs Maria Quitéria, Anita Garibaldi, Anna Nery, and Alexandre de Gusmão; • Greater operational efficiency (3.6 p.p. higher than 2024), mainly on platforms in the Santos Basin; • Lower volume of losses due to maintenance shutdowns in the Campos Basin; • Higher NGL production due to increased efficiency of the Natural Gas Processing Unit (UPGN) at the Boaventura Energy Complex / Rota 3. This year, we started up 44 new offshore production wells, 22 in the Santos Basin and 22 in the Campos Basin, and achieved a historic milestone in offshore production by connecting 77 wells, including producers and injectors, consolidating a new level of operational efficiency. We highlight the main events of the year: • FPSO Almirante Tamandaré (Búzios) (photo) reached its initially planned peak production of 225,000 bpd and became Petrobras' and Brazil's largest oil production platform, producing around 240,000 bpd in November and December. It began production on February 15th. Production and Sales Report 4Q25 I 5 HIGHLIGHTS 2025 • FPSO Alexandre de Gusmão (Mero) (photo) started up ahead of schedule on May 24th, with a capacity to produce 180,000 bpd and compress/re-inject 12 million m³ of gas per day. • FPSO Marechal Duque de Caxias (Mero) started up in October 2024 and reached 180,000 bpd in May 2025 with only four wells. On September 25th, it reached 200,000 bpd, exceeding the initially planned peak by 20,000 bpd. • P-78 (Búzios) started up on December 31st with a capacity of 180,000 bpd and 7.2 million m³/day of compression. The unit increases Búzios' installed capacity to around 1.15 million bpd, which allows natural gas to be exported via Rota 3, expanding the national supply by up to 3 million m³/day. In addition, it ushers in a new era of projects with owned platforms. In 2025, Petrobras achieved its best result in the last ten years by adding 1.7 billion boe in reserves, reaching a reserve replacement rate (RRR) of 175%, even considering the record production. The R/P ratio reached 12.5 years, reflecting the sustainability of the portfolio. In 2025, we achieved several production records, among which we highlight: • Total operated production: 4.32 million boed (previous record of 3.87 million boed in 2023) • Total own production: 2.99 million boed (previous record of 2.84 million boed in 2020) • Total operated production in the pre-salt layer: 3.70 million boed (previous record of 3.23 million boed in 2024) • Total own production in the pre-salt layer: 2.45 million boed (previous record of 2.19 million boed in 2024) • Associated Gas Utilization Index (IUGA): 97.7% (previous record of 97.6% in 2023) • Búzios field platforms broke the record of 1 million barrels of oil per day on October 29th • Tupi/Iracema field reached production of 1 million barrels/day on January 9th, 2026, repeating this relevant milestone, first achieved in 2019. Production and Sales Report 4Q25 I 6 HIGHLIGHTS 2025 Refining, Transportation and Marketing highlights: In 2025, we sold 1,747 thousand barrels per day (mbpd) of oil products in the domestic market, up 1.6% from 2024, driven by the strong performance of diesel, gasoline, and jet fuel, which accounted for 74% of sales. Jet fuel sales increased by 6% in 2025, reaching their best performance in the last six years, reflecting the market's recovery since the pandemic. Oil exports registered an annual record of 765 mbpd and a new quarterly record of 1 million barrels/day in 4Q25, reflecting substantial production, logistics efficiency in platform offloadings, in addition to continuous efforts to develop new markets for our oils. We achieved several records in oil and oil products logistics, including: • Annual record for ship-to-ship (STS) operations for oil and fuel oil exports, with 354 operations during the year; • We achieved 1,470 ship-to-ship (STS) operations at Terminal Angra dos Reis; • We reached 80 ship-to-ship (STS) operations at Terminal São Luís; • Monthly record (Feb/25) in the outflow of oil products through Terminal Santos: 828,000 m3; • Monthly record (Aug/25) in LPG transport by ships in Rio de Janeiro: 69,900 tons; • Transport records in heavy oil products at refineries REFAP, REGAP and REPAR; • Start of operations with R5 diesel at Terminal Guarulhos/SP. In 2025, the refining system reached a total utilization factor (FUT) of 91%, keeping a high level of asset usage along with operational safety and excellent yield of medium oil products: the production of diesel, gasoline, and jet fuel accounted for 68% of total production, reflecting our strategic focus on generating higher value-added products. In 2025, the share of pre-salt oil in the throughput remained at 70%, demonstrating the refining complex's pursuit of operational excellence and ongoing commitment to optimizing the use of these streams. Production and Sales Report 4Q25 I 7 HIGHLIGHTS 2025 In 2025, the revamp on RNEST Train 1 was completed and the contracts for Train 2 were also signed, paving the way towards doubling the plant's installed capacity to 260 mbpd by 2029. The project consolidates the strategy of expanding the national refining system, increasing the supply of higher value-added oil products to the Brazilian market. Besides these milestones, the start-up of REPLAN's new HDT (photo) increased the production capacity of S-10 diesel by up to 63 mbpd and jet fuel (QAV) by up to 21 mbpd at this refinery, allowing for the total conversion of diesel production to S-10. In an initiative that is also aligned with growing domestic demand for S-10 diesel and environmental requirements, we started up REVAP's Diesel Hydrotreatment (HDT) unit at the end of December, following its revamp. This modernization increased production capacity by 80%, corresponding to 41 mbpd of this product at this refinery, allowing operational flexibility to redirect part of the production previously focused on S-500 diesel to S-10. We also highlight in 2025 the signing of contracts and securing environmental permits for integration between REDUC and Boaventura Energy Complex, which, in addition to enabling the production of Group II lubricants, will also contribute to increasing the production capacity of S-10 diesel in the refining system, following the company's energy transition strategy. In 2025, we will begin the bidding process to build the first plant dedicated to the production of Synthetic Blending Component (SBC) and Hydrotreated Vegetable Oil (HVO, also known as Green Diesel) at RPBC, the first unit in the refinery system dedicated to the production of 100% renewable fuels. This new plant will have the capacity to process up to 15 mbpd and will contribute to the diversification of the national energy matrix. “The projects implemented in recent years have consistently increased the capacity and operational flexibility of our refining system. The expansions in our refinery facilities are the result of efficiency gains, process modernization, and applied engineering, always with a focus on safety and operational reliability”. William França, Chief Industrial Processes and Products Officer Production and Sales Report 4Q25 I 8 HIGHLIGHTS 2025 We made the first deliveries of sustainable aviation fuel (SAF) produced entirely in Brazil, making us the first company certified under ICAO (International Civil Aviation Organization) rules. The volume of 3,000 m³ supplied distributors at Tom Jobim International Airport and is equivalent to about one day's demand at Rio de Janeiro airports. We reinforced our technological leadership by anticipating CORSIA11 regulatory requirements, contributing decisively to the decarbonization of the aviation sector. “SAF, produced by co-processing at our refining system, is a solution that contributes to meeting the aviation sector's decarbonization goals. It is a competitive product that meets strict international aviation standards. We are offering the domestic market the possibility of meeting global demands, anticipating compliance with CORSIA, which is an international program for reducing emissions from international flights." Magda Chambriard, Petrobras CEO We achieved some production records, among which we highlight: • REFAP: quarterly record for gasoline and S10 diesel production in 4Q25, of 54 and 52 mbpd, respectively. Annual record for S10 diesel production in 2025, of 48 mbpd • REGAP: annual record for S10 diesel production in 2025, of 46 mbpd • REPAR: annual record for gasoline production in 2025, of 65 mbpd • RECAP: annual record for gasoline production in 2025, of 21 mbpd • REPLAN: annual record for bunker production in 2025, of 40 mbpd 1 Carbon Offsetting and Reduction Scheme for International Aviation (CORSIA) is a global aviation program that aims to offset and reduce CO₂ emissions from international flights, promoting carbon-neutral growth in the aviation sector. Production and Sales Report 4Q25 I 9 OPERATION RESULTS Our Operating Results Exploration and Production Variation (%) 4Q25 3Q25 4Q24 2025 2024 4Q25 X 3Q25 4Q25 X 4Q24 2025 X 2024 Crude oil, NGL and natural gas production - Brazil (Mboed) 3,081 3,114 2,597 2,960 2,664 (1.1) 18.6 11.1 Crude oil and NGLs (Mbpd)(1) 2,504 2,520 2,090 2,396 2,152 (0.6) 19.8 11.3 Onshore and Shallow water 35 36 35 35 34 (2.8) − 2.9 Post-salt - deep and ultra deep 355 366 295 340 305 (3.0) 20.3 11.5 Pre-salt 2,114 2,117 1,760 2,020 1,813 (0.1) 20.1 11.4 Natural gas (Mboed) 577 594 507 564 512 (2.9) 13.8 10.2 Crude oil, NGL and natural gas production - Abroad (Mboed) 28 31 31 30 34 (9.7) (9.7) (11.8) Total production (Mboed) 3,109 3,144 2,628 2,990 2,698 (1.1) 18.3 10.8 Total commercial production (Mboed) 2,737 2,768 2,288 2,623 2,352 (1.1) 19.6 11.5 Total operated production (Mboed) 4,526 4,540 3,798 4,315 3,815 (0.3) 19.2 13.1 (1) There were adjustments in the LPG production volumes from January to July 2025, due to the reprocessing of LPG data from the Boaventura Energy Complex. In 4Q25, average oil, NGL, and natural gas production was 3,109 Mboed, remaining in line with 3Q25. The result reflects the decline in the potential of mature fields and the higher volume of losses due to maintenance shutdowns, in addition to lower efficiency in the Campos Basin. These factors were partially offset by the increased production capacity of FPSOs Almirante Tamandaré and Marechal Duque de Caxias, higher efficiency in Búzios and the ramp-up of FPSOs Anna Nery and Alexandre de Gusmão. This quarter, 8 new offshore producing wells started up, with 6 in the Santos Basin and 2 in the Campos Basin. Pre-salt oil production in 4Q25 was 2.114 Mbpd, in line with the previous quarter. On one hand, there was a higher volume of losses due to maintenance stoppages at platforms in the Santos Basin, partially offset by the increased capacity of the FPSOs Almirante Tamandaré and Marechal Duque de Caxias and by the ramp-up of the FPSO Alexandre de Gusmão, in addition to the start-up of three new complementary project wells (FPSOs P-71 in Itapu, Cidade de Mangaratiba in Iracema Sul, and Cidade de Paraty in Tupi). Pre-salt production volume in 4Q25 represented 82% of the company’s total output. In 2025, pre-salt oil production was 2,020 Mbpd, 11.4% higher than production in 2024. Over the year, we reached and increased capacity at the FPSOs Almirante Tamandaré and Marechal Duque de Caxias, maintained peak production at FPSO Sepetiba, and ramped-up FPSO Maria Quitéria, as well as started-up 27 new wells, with 22 in the Santos Basin and 5 in the Campos Basin. Production and Sales Report 4Q25 I 10 OPERATION RESULTS These factors were partially offset by a higher volume of losses due to maintenance shutdowns at platforms in the Santos Basin. Post-salt production in the quarter was 355 Mbpd, 3.0% lower than in 3Q25, mainly due to potential decline in the Campos Basin, partially offset by the ramp-up of the FPSOs Anita Garibaldi and Anna Nery and the start-up of a new well at P-58 in Jubarte/Parque das Baleias. In the annual comparison, post-salt production in 2025 was 340 Mbpd, an increase of 11.5% over 2024. This performance was mainly due to the lower volume of losses from shutdowns and maintenance in the Campos Basin and the ramp-up of the FPSO Anna Nery, as well as the start-up of 17 new wells, all in the Campos Basin. Onshore and shallow water production in 4Q25 was 35 Mbpd, 1 Mbpd below 3Q25. In 2025, production was 35 Mbpd, exceeding 2024 by 1 Mbpd. Overseas production in 4Q25 was 28 Mboed, 3 Mboed lower than in 3Q25, due to lower demand in the consumer gas market and maintenance, as well as the natural decline in production. In 2025, production was 30 Mboed, 4 Mboed lower than 2024 production, due to market demand and the field’s natural decline. “We closed 2025 with historic results, supported by efficient management of our asset reservoirs, increasing operational efficiency, and, mainly, the commitment of our teams. Even in a scenario of lower prices, we delivered record production, exceeded our guidance, and reinforced the resilience of E&P, always with safety as a non-negotiable value. This performance was followed by a significant addition of proven reserves in 2025 with a replacement rate of 175%, reaching the highest level of proven reserves in the last 10 years, even in the face of record production.” Sylvia Anjos, Chief Exploration and Production Officer Production and Sales Report 4Q25 I 11 OPERATION RESULTS Refining, Transportation & Marketing Variation (%) 4Q25 3Q25 4Q24 2025 2024 4Q25 X 3Q25 4Q25 X 4Q24 2025 X 2024 Total sales volume in the domestic market (Mbpd) 1,771 1,804 1,758 1,747 1,719 (1.8) 0.7 1.6 Diesel 787 809 731 763 725 (2.7) 7.7 5.2 Gasoline 430 402 432 409 401 7.0 (0.5) 2.0 Jet Fuel 122 118 117 117 110 3.4 4.3 6.4 Naphtha 54 75 75 66 70 (28.0) (28.0) (5.7) Fuel Oil 23 18 24 20 28 27.8 (4.2) (28.6) Liquefied Petroleum Gas (LPG) 212 228 212 217 214 (7.0) − 1.4 Others 143 154 167 155 171 (7.1) (14.4) (9.4) Total production volume (Mbpd) 1,702 1,790 1,818 1,732 1,783 (4.9) (6.4) (2.9) Diesel 666 721 737 683 715 (7.6) (9.6) (4.5) Gasoline 416 420 434 415 420 (1.0) (4.1) (1.2) Jet Fuel 78 89 92 87 87 (12.4) (15.2) − Naphtha 66 73 70 70 73 (9.6) (5.7) (4.1) Fuel Oil 201 203 195 198 191 (1.0) 3.1 3.7 Liquefied Petroleum Gas (LPG) 113 118 119 114 120 (4.2) (5.0) (5.0) Others 162 166 171 165 177 (2.4) (5.3) (6.8) Other operating information Variation (%) Mbpd 4Q25 3Q25 4Q24 2025 2024 4Q25 X 3Q25 4Q25 X 4Q24 2025 X 2024 Reference feedstock 1,813 1,813 1,813 1,813 1,813 − − − Total distillation feedstock 1,612 1,708 1,717 1,652 1,689 (5.6) (6.1) (2.2) Total refining plants utilization factor (*) 89% 94% 95% 91% 93% (5.0) (6.0) (2.0) Fresh processed feedstock 1,585 1,679 1,693 1,625 1,661 (5.6) (6.4) (2.2) NGL processed feedstock 47 42 38 45 45 11.9 23.7 − Domestic crude oil as % of total processed feedstock (*) 92% 92% 92% 92% 92% − − − Pre-salt crude oil as % of total processed feedstock (*) 68% 68% 71% 70% 70% − (3.0) − (*) Variations in percentage points. Production and Sales Report 4Q25 I 12 OPERATION RESULTS Sales In 2025, oil products sales increased by 1.6% compared to the previous year, driven by diesel, gasoline, jet fuel, and LPG. However, in 4Q25, total sales volume declined by 1.8% compared to 3Q25, mainly due to typical demand seasonality for the period, characterized by higher demand for gasoline and jet fuel and lower consumption of diesel and LPG, as detailed below. Gasoline sales in 4Q25 grew by 7.0% compared to 3Q25, in line with consumption seasonality in the last quarter of the year. On an annual basis, gasoline sales in 2025 increased by 2.0% compared to 2024, mainly due to the gain in market share of gasoline C over hydrated ethanol in the flex-fuel vehicle fleet. This growth was partially offset by the increase in the anhydrous ethanol content in gasoline C from 27% to 30%, effective as of August 1st, 2025. Market seasonality also supported jet fuel sales in 4Q25. Due to the holiday period and year-end festivities, sales volumes were 3.4% higher than in 3Q25. Likewise, in the comparison between 2025 and the previous year, jet fuel sales increased by 6.4%, primarily as a result of higher economic activity and the real reduction in jet fuel prices over the period. Diesel sales in 4Q25 declined by 2.7% compared to 3Q25. This decrease reflects the increase in biodiesel blending from 14% to 15% as of August 2025, in addition to the seasonal effect, as the third quarter typically records peak demand due to summer crop planting and higher industrial activity. On an annual basis, diesel sales increased by 5.2%, driven by stronger economic activity and the growth of grain harvests, which boosted consumption in agricultural and logistics operations. These factors more than offset the increase in the mandatory minimum biodiesel blend, whose average rose from 13.7% in 2024 to 14.4% in 2025. We highlight that, in 2025, sales of S-10 diesel, a fuel with lower sulfur content, accounted for 67.2% of total diesel sales, a new record, surpassing the 64.1% share recorded in 2024. LPG sales declined by 7.0% in 4Q25, mainly due to seasonality: higher average temperatures reduce demand for heating, and lower activity in the manufacturing sector decreases non-residential LPG consumption during this period. In contrast, in 2025, LPG sales volume increased by 1.4%, primarily driven by growth in the wage bill, resulting from real income gains, lower unemployment, and social programs, which stimulated LPG consumption for cooking. Fuel oil sales in 4Q25 increased by 27.8% compared to 3Q25. This growth was mainly driven by higher sales to the maritime segment, supported by the cruise season, as well as to the industrial segment. On an annual basis, fuel oil sales in 2025 declined by 28.6%, mainly due to the migration from industrial fuel oil to natural gas in industries located in the North and Northeast regions. Naphtha sales declined by 5.7% in 2025 compared to 2024 and by 28.0% in comparison between 4Q25 and 3Q25. These reductions were mainly due to lower product availability for commercialization, resulting from the general maintenance shutdown at RNEST between January and March 2025 and the maintenance shutdown at REVAP in October and November. Production and Sales Report 4Q25 I 13 OPERATION RESULTS Production In 4Q25, the total utilization factor (FUT) reached 89%, enabling the production of 1,702 mbpd of oil products. Due to maintenance activities and the implementation of the distillation capacity expansion project (+19 mbpd) at REVAP, utilization of the refining system decreased by 5.0% compared to 3Q25. During the period, diesel, gasoline, and jet fuel production were, respectively, 7.6%, 1.0%, and 12.4% lower than in 3Q25. REFAP recorded production records for gasoline and S-10 diesel in 4Q25, reaching 54 mbpd and 52 mbpd, respectively. On an annual basis, REPAR and RECAP recorded gasoline production records in 2025, at 65 mbpd and 21 mbpd, respectively, while REFAP and REGAP achieved S-10 diesel production records, with average volumes of 48 mbpd and 46 mbpd, respectively. In addition, REPLAN recorded a bunker production record in 2025, totaling 40 mbpd. These results demonstrate the high operational reliability and competitiveness of the refining system, even in the face of significant scheduled maintenance shutdowns during the year. Naphtha and LPG production were also affected by the scheduled shutdown at REVAP, falling 9.6% and 4.2% below the refining system’s 3Q25 production levels, respectively. It is worth noting that in 2025 Petrobras’ total LPG production increased by 7.4%, considering output from natural gas processing plants. Production and Sales Report 4Q25 I 14 OPERATION RESULTS Highlights RTM Diesel Podium and Verana with renewable content: In 4Q25, we expanded our portfolio of sustainable fuels with the launch of Diesel Podium and Diesel Verana, both containing 5% renewable content, developed by CENPES and produced at RPBC. Diesel Podium, targeted at SUVs and pickup trucks, reduces greenhouse gas emissions by approximately 3% compared to mineral diesel. Diesel Verana, designed for the recreational marine market, provides a similar emissions reduction while maintaining compatibility with existing engines. Certifications: In addition to obtaining ISCC* CORSIA certification for SAF** produced at REDUC (the first certification of a SAF producer in Latin America), we also achieved ISCC Plus certification for the renewable fraction of Diesel R produced at RPBC. * International Sustainability and Carbon Certification ** Sustainable Aviation Fuel Production of Diesel R10: Reaffirming our commitment to sustainable practices, we supplied Diesel R10, produced at RPBC with 10% renewable content, to operate generators and buses at COP 30 (United Nations Climate Change Conference) in November 2025 in Belém, Pará, and to supply the traditional Christmas Tree at Lagoa Rodrigo de Freitas in Rio de Janeiro. CAP Pro R: We began the commercialization of CAP Pro R, the first asphalt binder with renewable content in Brazil. By combining mineral streams with vegetable oils, the product maintains the performance of conventional asphalts while reducing environmental impact. Diesel B: We carried out the first direct sale of Diesel B, a strategic milestone that inaugurates a new commercial operating model, brings the company closer to agribusiness, strengthens logistics synergies, and reinforces its commitment to operational efficiency, market competitiveness, and a fair energy transition in Brazil. Bunker with renewable content – Sustainability in maritime transport: • Reinforcing our role of the energy transition, we supplied three vessels from our fleet with bunker fuel containing 24% renewable content. The fuel complies with International Maritime Organization (IMO) regulations, which limit sulfur content in marine fuels. In addition, it is a drop-in solution, meaning it can be used by the existing fleet without the need for technical adaptations, positioning Brazil as a competitive alternative for the supply of sustainable marine fuels. • We signed an agreement with the Norwegian company Odfjell, one of the world’s largest shipping companies in the transportation of chemicals and liquid bulk cargo, to supply bunker fuel with renewable content (VLS B24). The partnership addresses the growing demand in the maritime sector for solutions aligned with global decarbonization agendas and the strict environmental standards of the European market. The commercialization of VLS B24 with a company that has strong international operations demonstrates Petrobras’ consistent progress toward a low-carbon market, in synergy with our 2026–30 Business Plan. This initiative not only generates value for the business but also enables concrete solutions in new energies and decarbonization, reinforcing our commitment to sustainability and innovation.” Claudio Schlosser, Chief Logistics, Commercialization and Markets Officer Production and Sales Report 4Q25 I 15 OPERATION RESULTS Gas and Low Carbon Energies Variation (%) 4Q25 3Q25 4Q24 2025 2024 4Q25 X 3Q25 4Q25 X 4Q24 2025 X 2024 Natural Gas (MM m³/day) Sales volume of natural gas 45 46 48 43 47 (2.2) (6.3) (8.5) Natural Gas Supply National gas delivery 36 38 30 34 30 (5.3) 20.0 13.3 Regasification of liquefied natural gas 1 − 5 − 4 36.8 (90.0) (88.6) Import of natural gas from Bolivia 9 8 13 9 13 12.5 (30.8) (30.8) Power (average MW) (1) Capacity obligation awarded in the capacity reserve auction (MW) (2) 1,120 743 − 470 − 50.7 − − Sale of thermal availability at auction 705 708 1,109 710 1,154 (0.4) (36.4) (38.5) Sale of electricity 831 905 943 779 722 (8.2) (11.9) 7.9 (1) report by the Electric Energy Trading Chamber (CCEE). Effective as of Aug/25, according to the 1st Capacity Reserve Auction held in 2021. In 4Q25, natural gas sales decreased by approximately 1 million m³/day compared to 3Q25, mainly due to lower demand in the non-thermoelectric segment, impacted by seasonality. This effect was partially offset by the increased supply of gas to third-party thermoelectric plants. In terms of supply, the delivery of domestic gas to the market in 4Q25 was approximately 2 million m³/day lower than the previous quarter, due to scheduled and unscheduled shutdowns during the months of October and November. In 4Q25, the availability of capacity sold at auction was higher, as the Ibirité (198 MW) and Termorio (922 MW) thermoelectric plants anticipated the fulfillment of the Capacity Reserve Auction contract, held in 2021, starting from August 2025. Electricity sales decreased by 8.2% compared to 3Q25, but they still reflect the need for natural gas-fired thermoelectric dispatches to preserve the levels of the hydro reservoirs. In 2025, natural gas sales decreased by approximately 4 million m³/day compared to 2024, mainly due to the increased participation of third parties in the market, especially in the non-thermoelectric segment. The delivery of domestic gas increased by 4 million m³/day in 2025 with the start-up of operations of the Itaboraí/RJ natural gas processing unit, located in the Boaventura Energy Complex, while imports of Bolivian natural gas and LNG decreased by about 8 million m³/day, reflecting both the higher supply of domestic gas and the lower non-thermoelectric demand during the period. Total electricity sales in 2025 increased by 7.9% compared to 2024, due to less favorable hydrological conditions, which increased the need for thermoelectric dispatch. Production and Sales Report 4Q25 I 16 OPERATION RESULTS Finally, while the sale of thermal availability at auction decreased by 38.5% in 2025 due to the expiration of contracts, the start of the Capacity Reserve Auction contract allowed for the recontracting of two thermoelectric plants, as highlighted above. On December 16, 2025, Petrobras and Lightsource bp announced the signing of an agreement to establish a strategic partnership in the onshore renewable energy segment. Lightsource bp, a company of the bp group, will contribute to the joint venture with its pipeline, which includes between 1 and 1.5 GW at a more advanced stage of development, in addition to other less mature projects in Brazil, as well as the Milagres solar photovoltaic plant, located in Abaiara, Ceará, which has been in operation since 2023 with 212 MW of installed capacity - one of the largest in the state. "As part of our strategy in this segment, in December 2025 we signed an agreement with Lightsource bp to establish a strategic partnership in the onshore renewable energy segment. Under the agreement, we will acquire 49.99% of Lightsource bp’s subsidiaries in Brazil. This partnership, which represents a significant and strategic step for Petrobras in the renewable energy segment, will be structured as a joint venture with shared management between the companies". Angélica Laureano, Chief Energy Transition and Sustainability Officer Production and Sales Report 4Q25 I 17 OPERATION RESULTS Atmospheric Emissions The monitoring of greenhouse gas (GHG) emission indicators encourages the adoption of practices and the development of projects aimed at reducing these gas emissions by the company and maximizing value generation considering the risks and opportunities associated with a just energy transition to a low-carbon economy. GHG Emissions O&G (million tons of CO2e): • 2024: 44 • 2025: 47 Operational GHG Emissions from Oil and Gas Activities The GHG – O&G indicator measures the operational emissions from oil and gas activities alone, without including emissions from operations in the thermoelectricity market. GHG – O&G emissions in 2025 were 47 million tons, 3 million tons above the amount recorded in 2024. This increase of about 4% is mainly linked to the commissioning of new production units. The increase is mainly due to the start-up of new units in E&P segment, such as FPSOs Alexandre de Gusmão, Duque de Caxias, Maria Quitéria, and Almirante Tamandaré, as well as increased activity in the Natural Gas segment related to the Gas Treatment Unit of the Boaventura Complex. Greenhouse Gas Emission Intensity (GHGI) 2024 2025 E&P GHGI (kgCO2e/boe produced) 14.8 14.7 Refining GHGI (kgCO2e/CWT) 36.2 36.7 Methane Emissions Intensity (tCH4/thousand tHC) 0.20 0.23 E&P The E&P GHGI performance was 14.7 kgCO2e/boe, achieving the segment’s public decarbonization target set for 2025. Compared to 2024, performance was slightly better mainly due to more efficient commissioning of new units, implementation of energy optimization actions, reduced losses, and increased production. Refining The 2025 result showed an increase of 0.5 kg CO2e/CWT compared to 2024. This increase of approximately 1.4% was caused by operational factors such as scheduled shutdowns for project implementation. Production and Sales Report 4Q25 I 18 OPERATION RESULTS Methane Emissions Intensity Methane has a specific metric due to its significantly high global warming potential in the short term. In 2025, the result showed an increase of 0.03 tCH4/thousand tHC compared to 2024. This increase was driven by the improvements in the identification and quantification of these emissions, according to the OGMP 2.0 (Oil and Gas Methane Partnership) guidelines, partially offset by gas loss reduction actions in E&P. Even with this increase, the methane emissions level met the public target set for 2025. In 2025, we met our external commitments regarding reinjection in CCUS projects, GHG intensity in E&P, and methane emissions intensity in the upstream. We reached 85.9 million tCO2 of accumulated reinjection in CCUS projects, 14.7 kgCO2e/boe in E&P GHG intensity (with 9.9 kgCO2e/boe in pre-salt), and 0.23 tCH4/thousand tHC in methane emissions intensity in the upstream. Production and Sales Report 4Q25 I 19 EXHIBITS Exhibits EXHIBIT I - CONSOLIDATED SALES VOLUME Variation (%) Sales volume (Mbpd) 4Q25 3Q25 4Q24 2025 2024 4Q25 X 3Q25 4Q25 X 4Q24 2025 X 2024 Diesel 787 809 731 763 725 (2.7) 7.7 5.2 Gasoline 430 402 432 409 401 7.0 (0.5) 2.0 Jet Fuel 122 118 117 117 110 3.4 4.3 6.4 Naphtha 54 75 75 66 70 (28.0) (28.0) (5.7) Fuel oil 23 18 24 20 28 27.8 (4.2) (28.6) LPG 212 228 212 217 214 (7.0) − 1.4 Others 143 154 167 155 171 (7.1) (14.4) (9.4) Oil products 1,771 1,804 1,758 1,747 1,719 (1.8) 0.7 1.6 Renewable, nitrogenous and others 8 8 8 7 7 − − − Petroleum 140 167 134 170 147 (16.2) 4.5 15.6 Natural gas 196 202 205 187 206 (3.0) (4.4) (9.2) Total domestic market 2,115 2,181 2,105 2,111 2,079 (3.0) 0.5 1.5 Exports of petroleum, oil products and others 1,236 1,037 692 980 798 19.2 78.6 22.8 Sales abroad 22 44 36 32 37 (50.0) (38.9) (13.5) Total external market 1,258 1,081 728 1,012 835 16.4 72.8 21.2 Grand total 3,373 3,262 2,833 3,123 2,914 3.4 19.1 7.2 EXHIBIT II - NET IMPORTS AND EXPORTS Variation (%) Thousand barrels per day (Mbpd) 4Q25 3Q25 4Q24 2025 2024 4Q25 X 3Q25 4Q25 X 4Q24 2025 X 2024 Net export (import) 841 723 455 646 499 16.3 84.8 29.5 Import 395 314 237 332 299 25.8 66.7 11.0 Petroleum 127 134 121 132 151 (5.2) 5.0 (12.6) Diesel 150 121 34 115 60 24.0 341.2 91.7 Gasoline 46 − 7 13 11 − 557.1 18.2 Naphtha − − − − − − − − GLP 40 26 51 48 59 53.8 (21.6) (18.6) Other oil products 32 33 24 24 18 (3.0) 33.3 33.3 Export 1,236 1,037 692 978 798 19.2 78.6 22.6 Petroleum 999 814 508 765 602 22.7 96.7 27.1 Fuel oil 181 175 140 170 150 3.4 29.3 13.3 Other oil products 56 48 44 43 46 16.7 27.3 (6.5) Production and Sales Report 4Q25 I 20 EXHIBITS The growth in net exports in 4Q25 was due to the increase in external oil sales, driven by higher production, lower refinery throughput, and reduced oil sales in the domestic market. This effect was partially offset by the growth in imports of oil products, with a significant contribution of diesel due to the scheduled maintenance shutdown at REVAP in Nov/25, and gasoline, due to favored quality exchanges. On an annual basis, the increase in oil production is the main factor for the rise in net exports. We highlight the record oil export volumes achieved both in the year and in the quarter, significant figures that, in deed, reflect the result of higher oil production, being the result of a coordinated and efficient effort involving our logistics team, responsible for the flow of production through platforms offloading in transshipment operations and ship-to-ship, as well as a better allocation of this oil between refining and the market, and finally, the continuous work of our commercial area in market development and diversification of our client portfolio to ensure the best placement for our oils. EXHIBIT III - OIL EXPORTS (*) Country 4Q25 3Q25 4Q24 China 52% 53% 30% Europe 13% 15% 38% Latam 8% 10% 6% USA 3% 3% 9% India 12% 9% 7% Asia (Ex China and India) 10% 10% 10% South Africa 2% 0% 0% It is worth noting that we have renewed and expanded oil sales contracts with the main Indian state-owned refiners, which are known for their consumption of medium oils and have a demand profile that is aligned with the characteristics of the company's exports. The contracts, valid until March 2027, may total up to 60 million barrels. “The contracts reinforce our presence in the Indian market and contribute to the diversification of our oil export customer portfolio. We are committed to strengthening strategic partnerships, expanding our global operations, and generating value for Brazil.” Claudio Schlosser, Chief Logistics, Commercialization and Markets Officer Production and Sales Report 4Q25 I 21 EXHIBITS We constantly evaluate all markets in search of the best placement for our exported oil volume. In addition to India, the company has been increasing exports of different grades of oil to South Korea, Singapore, Thailand, and, most significantly, to the European market. EXHIBIT IV - OIL PRODUCTS EXPORTS (*)1 Country 4Q25 3Q25 4Q24 Singapore 57% 56% 57% USA 14% 28% 35% Others 29% 16% 8% (*) Refers to exports according to the criteria of physical shipment from Brazilian coast Production and Sales Report 4Q25 I 22 GLOSSARY Glossary A ANEEL: The Agência Nacional de Energia Elétrica (Brazilian Electricity Regulatory Agency). Associated Gas Utilization Index (IUGA): percentage of the volume of associated gas used in relation to the total volume of associated gas produced. C Capacity Obligation Awarded in the Capacity Reserve Auction (MW): power availability that the generating agent undertakes to maintain available for the electrical system, with flexibility, ensuring the reliability of supply at times of peak demand. In Capacity Reserve Contracts in the form of power, the generating agent receives a fixed portion, associated with the contracted power availability, and a variable portion associated with the dispatch by the National System Operator (ONS). The energy associated with the generation will be the agent's resource and freely traded. CCS: Carbon capture and storage CCUS: Carbon capture, utilization and storage D Diesel-R: is an S-10 diesel with renewable content, an advanced biofuel. Diesel-R is produced from coprocessing of conventional diesel and vegetable oils using our proprietary HBIO™ technology. The renewable part of the resulting fuel (Hydrotreated Vegetable Oil or “HVO”) has the same structure as conventional diesel oil and reduces greenhouse gas emissions when compared to mineral diesel oil. Diesel S-10: is a medium oil product with a low sulphur content (10 ppm) used as fuel in vehicles with compression-ignites internal combustion engines (diesel cycle engines). E Exploration & Production (E&P): The segment covers the exploration, development and production of crude oil, NGL and natural gas in Brazil and overseas, mainly aiming to supply our domestic refineries. This segment also operates through joint ventures with other companies, including interests in foreign companies. F Fresh processed feedstock: the volume of oil processed in the distillation units, consisting of oil and C5+. FGRU: Flare Gas Recovery Unit (FGRU). It allows this gas to be returned for processing in the unit, avoiding its burning and the consequent emission of greenhouse gases. G Gas & Low Carbon Energy (G&LCE): The segment covers the logistics and commercialization of natural gas and electricity, the transportation and commercialization of LNG, the generation of electricity through thermoelectric plants, as well as the processing of natural gas. It also includes renewable energy businesses, low carbon services (carbon capture, utilization and storage) and the production of biodiesel and its products. Production and Sales Report 4Q25 I 23 GLOSSARY GHG Emissions Intensity in E&P: GHG emissions, in terms of CO₂e, from E&P activities in relation to the total operated oil and gas production (wellhead) recorded in the same period. Scope 1 and 2 GHG emissions are considered. This indicator represents the rate of greenhouse gas emissions per unit of barrel of oil equivalent produced and is used to analyze the carbon performance of the assets in our current and future portfolio. GHG Emissions Intensity in Refining: GHG emissions, in terms of CO₂e, from Refining activities in relation to the unit of activity called CWT (Complexity Weighted Tonne). The CWT represents a measure of activity, which takes into account both the effect of the load processed and the complexity of each refinery, allowing the potential for GHG emissions to be compared between refineries with different profiles and sizes. This indicator makes up the analysis of the carbon performance of the assets in our current and future portfolio. L LNG regasification: operational volume of LNG that has been regasified and made available by Petrobras to the market at the exit of the LNG terminals, converted to the reference PCS of 9400 kcal/m³. Volumes that have been transferred from methane ships to regasification ships but have not yet been regasified are not included in this measure. M Mboed: Thousand barrels of oil equivalent per day Mbpd: Thousand barrels per day Methane Emissions Intensity: The indicator uses the IOGP metric, which represents the ratio between methane emissions and total operated hydrocarbon production. N National gas delivery: operational volume of processed natural gas (dry), of national origin (onshore or offshore), made available by Petrobras to the market at the exit of the natural gas processing units, converted to the reference PCS of 9400 kcal/m³. It includes both gas from Petrobras' own production and gas purchased from partners. It does not include the volumes of gas belonging to agents who directly contract the processing service at the units. NGL: Natural Gas Liquids, the liquid resulting from the processing of natural gas and containing the heaviest gaseous hydrocarbons. NGL processed feedstock: the volume of NGL processed in refining units. R Reference feedstock: maximum sustainable feedstock of oil reached in the distillation units at the end of the period, respecting the design limits of the equipment and the requirements of safety, the environment and product quality. It is less than the capacity authorized by the ANP (including temporary authorizations) and environmental agencies. Refining, Transportation and Marketing (RTM): The segment covers refining, logistics, transportation, acquisition and export of crude oil, as well as trading in oil products in Brazil and abroad. This segment also includes petrochemical operations (involving interests in petrochemical companies in Brazil) and fertilizer production. Production and Sales Report 4Q25 I 24 GLOSSARY S Sale of Capacity Reserve at Auction (MWavg): amount of power the generating agent undertakes to keep available to the electrical system, ensuring the reliability of supply at times of peak demand or supply restrictions. In Capacity Reserve Contracts of power, the agent receives a fixed portion, associated with the availability of the contracted power, and a variable remuneration, linked to the plant's energy generation costs when dispatched by the National System Operator (ONS). Ship to Ship (STS): refers to a cargo transfer operation directly between two ships that are moored side by side at sea or at a terminal. T Total commercial production: Production of oil, NGL and commercial natural gas (excluding the volume of natural gas reinjected and not marketed). Total distillation feedstock: the feedstock of distillation units, consisting of oil, C5+, residues and reprocessing, including terminals. Total operated production: Production from a gas or oil field, including Petrobras' interest and the interest of partners. Total production: Production of oil, NGL and natural gas (takes into account the volume of natural gas reinjected and not sold). Total utilization factor of the refining park: percentage utilization of the refining park in relation to its reference feedstock. It takes into account all the cargo in the distillation units, consisting of oil, C5+, residues, reprocessing, including terminals. Tupi Asset: includes the area of the Tupi Shared Reservoir and the Iracema Area. V VLSFO: Very Low Sulfur Fuel Oil. Petrobras | Investor Relations www.petrobras.com.br/ir

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 10, 2026

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer